Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the years ended October 31, 2016 and 2015

(Expressed in United States Dollars)

Collins Barrow Toronto
Collins Barrow Place
11 King Street West
Suite 700, PO BOX 27
Toronto, Ontario M5H 4C7
Canada
T: 416.480.0160
F: 416.480.2646

toronto.collinsbarrow.com

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Micromem Technologies Inc.:

We have audited the accompanying consolidated financial statements of Micromem Technologies Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at October 31, 2016 and October 31, 2015 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years ended October 31, 2016, October 31, 2015 and October 31, 2014 and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Micromem Technologies Inc. and its subsidiaries as at October 31, 2016 and October 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years ended October 31, 2016, October 31, 2015 and October 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes the material uncertainties that cast significant doubt about Micromem Technologies Inc.’s ability to continue as a going concern.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of October 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2017 expressed an unmodified (unqualified) opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 2, 2017

Collins Barrow Toronto
Collins Barrow Place
11 King Street West
Suite 700, PO BOX 27
Toronto, Ontario M5H 4C7
Canada
T: 416.480.0160
F: 416.480.2646

toronto.collinsbarrow.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Micromem Technologies Inc.:

We have audited the internal control over financial reporting of Micromem Technologies Inc. and subsidiaries (the "Company") as of October 31, 2016, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading “Disclosure Controls/Internal Controls” under the title “Compliance Related Reporting Matters” in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2016, based on criteria established in the Internal Control — Integrated Framework (2013) issued by Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as at October 31, 2016 and 2015 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years ended October 31, 2016, October 31, 2015 and October 31, 2014, and notes comprising a summary of significant accounting policies and other explanatory information and our report dated March 2, 2017 expressed an unqualified audit opinion on those consolidated financial statements.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 2, 2017

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	October 31,	October 31,
	2016	2015
Assets
Current assets:
Cash	$288,128	$158,568
Deposits and other receivables (Note 8)	33,327	56,108
	321,455	214,676

Property and equipment, net (Note 9)	10,988	15,592
Deferred development costs (Note 10)	-	3,070,299
Intangible assets, net (Note 11)	-	58,057
Patents, net (Note 11)	403,600	309,242
	$736,043	$3,667,866

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$917,179	$1,297,390
Bridge loans (Note 14)	3,637,008	966,588
Derivative liability (note 14)	83,998	-
	$4,638,185	$2,263,978
Shareholders' Equity (Deficit)
Share capital: (Note 12)
Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 204,388,569 common shares (2015: 197,176,368) (Note 12)	$75,855,139	$74,083,975
Equity component of bridge loans (note 14)	23,075	-
Contributed surplus (Note 15)	26,918,470	27,213,204
Deficit	(106,698,826)	(99,893,291)
	(3,902,142)	1,403,888

	$736,043	$3,667,866
Going Concern (Note 2)
Commitments (Note 19)
Contingencies (Note 20)
Subsequent events (Note 23)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

For the years ended October 31,

	2016	2015	2014

Costs and expenses :
Administration (Note 17)	$395,340	$389,647	$302,933
Professional, other fees and salaries (Note 17)	1,739,401	1,952,302	2,360,867
Stock based compensation (Note 12)	-	1,163,941	379,253
Development costs (Note 17)	3,635,613	2,646,019	703,671
Travel and entertainment	180,767	193,861	329,779
Amortization of property and equipment (Note 9)	5,270	7,177	7,357
Amortization of patents (Note 11)	26,527	-	-
Amortization of intangible assets (Note 11)	4,838	-	-
Write-down of patents (Note 11)	-	67,262	-
Write-down of intangible assets (Note 11)	38,705
Foreign exchange loss (gain)	(1,478)	59,687	58,491
Loss from operations	6,024,983	6,479,896	4,142,351

Other income and expenses
Interest expense (Note 14)	561,608	36,714	22,520
Accretion expense (Note 14)	514,560	-	-
Gain on revaluation of derivative liability (Note 14)	(295,616)	-	-

Net loss before income taxes	(6,805,535)	(6,516,610)	(4,164,871)

Income taxes (Note 16)	-	-	-

Net loss and comprehensive loss	$(6,805,535)	$(6,516,610)	(4,164,871)

Loss per share - basic and diluted (Note 12)	$(0.03)	$(0.03)	$(0.02)

Weighted average number of shares (Note 12)	199,572,966	192,629,666	171,534,969

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the years ended October 31,

	2016	2015	2014
Cash flows from operating activities:
Net loss	$(6,805,535)	$(6,516,610)	$(4,164,871)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents intangible assets	31,365	-	-
Amortization of property and equipment	5,270	7,177	7,357
Write-down of intangible assets	38,705	-	-
Development costs	3,638,118	2,395,425	676,790
Accounts payable and accrued liabilities relating to development costs	(374,539)	-	-
Accretion expense	514,560	-	-
Bridge loan interest accrued	172,744	-	-
Bridge loan interest added to principal	413,245	19,361	-
Gain on revaluation of derivative liabilities	(295,616)	-	-
Stock based compensation	-	1,163,941	379,253
Write-down of patents	-	67,262	-
Reversal of patent provision	-	(19,598)	-
Conversion of advances receivables to salaries	-	263,819	-
Shares issued for legal settlement	62,500	-	-
Gain on settlement of accounts payable	(60,623)	-	-
Loss on disposal of property and equipment	608	-	-
Increase (decrease) in deposits and other receivables	5,899	455,265	(235,757)
Increase in accounts payable and accrued liabilities	350,263	523,558	454,149
Net cash used in operating activities	(2,303,036)	(1,640,400)	(2,883,079)

Cash flows from investing activities:
Purchase of property and equipment	(1,274)	(1,286)	(14,842)
Patents	(192,873)	(213,820)	(176,381)
Deferred development costs	(1,125,218)	(3,662,271)	(3,872,635)
Recovery of deferred development costs	643,901	1,783,632	662,290
Recovery of patents costs	-	18,140	-
Net cash used in investing activities	(675,464)	(2,075,605)	(3,401,568)

Cash flows from financing activities:
Issue of common shares	861,273	1,893,784	6,801,619
Bridge loans advances	2,490,333	1,176,673	-
Bridge loan repayments	(260,428)	(229,446)	-
Short-term loan advance	180,000	-	-
Short-term loan repayment	(180,000)	-	-
Advances to related parties	(50,952)	(981,395)	(480,304)
Repayments from related parties	67,834	1,078,970	78,036
Net cash provided by financing activities	3,108,060	2,938,586	6,399,351

Increase (decrease) in cash	129,560	(777,419)	114,704

Cash, beginning of year	158,568	935,987	821,283

Cash, end of year	$288,128	$158,568	$935,987

Supplemental cash flow information:
Interest paid (classified in operating activities)	$200,428	$17,354	$17,071
Income taxes paid	$-	-	$-
Shares issued on settlement of account payable	$295,312	$-	$-
Shares issued on settlement of legal claim	$62,500	$-	$-
Shares issued on conversion of bridge loan	$107,000	$-	$-

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Consolidated Statements of Changes in Shareholders' Equity (Deficit)
(Expressed in United States dollars)

				Equity
	Number			component
	of shares	Share	Contributed	of Bridge	Deficit	Total
	Shares	capital	surplus	loan
Balance at November 01, 2013	158,491,425	$57,755,613	$32,822,327	$1,557	$(89,043,178)	$1,536,319

Stock based compensation (Note 12)	-		379,253	-	-	379,253
Warrants extended (Note 13)	-		168,632	-	(168,632)	-
Warrants exercised	27,410,717	6,801,619	-	-	-	6,801,619
Fair value of warrants exercised	-	6,078,497	(6,078,497)	-	-	-
Bridge loan converted	2,517,501	302,100	1,557	(1,557)	-	302,100
Warrants issued on conversion of bridge loan	-	(143,406)	143,406	-	-	-
Shares issued on settlement of accounts payable	17,081	8,353	-	-	-	8,353
Net loss and comprehensive loss	-	-	-	-	(4,164,871)	(4,164,871)
Balance at October 31, 2014	188,436,724	$70,802,776	$27,436,678	$-	$(93,376,681)	$4,862,773

Private placements of shares for cash (Note 13)	422,768	175,000	-	-	-	175,000
Share compensation (Note 12)	900,000	387,000	-	-	-	387,000
Warrants exercised (Note 13)	2,988,876	565,777	-	-	-	565,777
Fair value of warrants exercised	-	271,553	(271,553)	-	-	-
Options exercised (Note 12)	4,428,000	1,153,007	-	-	-	1,153,007
Fair value of options exercised	-	728,862	(728,862)	-	-	-
Stock options compensation (Note 12)	-	-	776,941	-	-	776,941
Net loss and comprehensive loss	-	-	-	-	(6,516,610)	(6,516,610)
Balance at October 31, 2015	197,176,368	$74,083,975	$27,213,204	-	$(99,893,291)	$1,403,888

Private placements of shares for cash (Note 13)	366,668	110,000	-	-	-	110,000
Options exercised (Note 12)	3,756,366	751,273	-	-	-	751,273
Fair value of options exercised	-	443,252	(443,252)	-	-	-
Shares issued on settlement of accounts payable (Note 12)	1,517,143	295,312	-	-	-	295,312
Shares issued on settlement of legal claim (Note 12)	312,500	62,500	-	-	-	62,500
Shares issued on conversion of bridge loan (Note 12)	509,524	108,827	-	(1,827)	-	107,000
Equity component of bridge loans (Note 14)	-	-	-	173,420	-	173,420
Expiry of bridge loan equity conversion option (Note 14)	-	-	148,518	(148,518)	-	-
Treasury shares to be cancelled (Note 12)	750,000	-	-	-	-	-
Net loss and comprehensive loss	-	-	-	-	(6,805,535)	(6,805,535)
Balance at October 31, 2016	204,388,569	$75,855,139	$26,918,470	$23,075	$(106,698,826)	$(3,902,142)

See accompanying notes.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized magnetic sensor applications for companies (referred to as “development partners”) operating internationally in various industry segments. The Company has not generated commercial revenues through October 31, 2016 and is devoting substantially all its efforts to securing commercial revenue opportunities.

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on March 2, 2017.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the year ended October 31, 2016, the Company reported a net loss and comprehensive loss of $6,805,535 (2015 - $6,516,610; 2014 - $4,164,871) and negative cash flow from operations of $2,303,036 (2015 - $1,640,400; 2014 - $2,883,079). The Company’s working capital deficiency as at October 31, 2016 is $4,316,730 (2015 – $2,049,302).

The Company’s success depends on the profitable commercialization of its proprietary magnetic sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2017; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or profitably commercialize its technology. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

3.	BASIS OF PRESENTATION

	a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with IFRS and its interpretations adopted by International Accounting Standards Board (“IASB”).

	b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss, which are stated at their fair value.

	c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s and wholly-owned subsidiaries functional currency.

	d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as follows:

i)

The Company makes estimates and utilizes assumptions in determining the fair value for stock based compensation expense, warrants, the (gain) loss on the revaluation of the derivative liability, and the bifurcation of convertible debt (e.g. inputs to the Black-Scholes option pricing model and interest rates for compound instruments).

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

3.	BASIS OF PRESENTATION (Cont’d)

	d)	Use of estimates and judgments: (Cont’d)

ii)

The Company makes estimates related to the recovery of deferred development costs based on the expectation and assumption of realizing revenues from future commercial agreements that it anticipates will develop with the companies for whom these projects have been undertaken. Changes in these expectations and assumptions could result in a change in the recoverable amount calculated.

		iii)	The Company applies judgment when establishing whether the capitalization criteria under IAS 38, Intangible Assets, for internally developed intangible assets, have been met.

iv)

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount or if the long-lived assets are not yet in use. The recoverable amount is determined with reference to the fair value of the long-lived assets less costs to sell or the value-in-use calculations. Where recoverable amount is determined to be less than the carrying amount, an impairment loss may arise. An impairment loss is measured as the difference between the asset's carrying amount and the recoverable amount. Management exercises significant judgment and assumptions when determining the recoverable amount of long-lived assets

v)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. At October 31, 2016, the Company has assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years, therefore, there are no balances carried in the consolidated statements of financial position for such assets.

		vi)	The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

		vii)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

		viii)	The Company applies judgement in determining whether a joint arrangement exists and is classified as a joint operation or joint venture.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of consolidation:

Subsidiaries are legal entities controlled by the Company. Control exists when the Company is exposed, or has rights to variable returns from an investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date control ceases.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated. The accounting policies have been consistently applied by the Company’s subsidiaries.

	b)	Foreign currency translation:

IFRS requires that the functional currency of each entity in the consolidated entity be determined separately in accordance with specific indicators and should be measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). As a result of an assessment of the primary indicators, management assessed the functional currency of the Company and its subsidiaries to be U.S. dollar (“USD”). The consolidated financial statements of the Company are prepared and presented using the USD.

Foreign currency transactions denominated in other than U.S. dollars are translated into the functional currency on the following basis:

i)	Monetary assets and liabilities are translated at the rates of exchange prevailing at the statement of financial position date.

ii)	Non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

iii)	Income and expenses for each income statement line item presented are translated at average exchange rates during the quarter in which they are recognized.

Exchange differences resulting from the settlement of foreign currency transactions are recognized directly in the consolidated statement of loss and comprehensive loss in the period in which incurred.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	c)	Financial Instruments: Recognition, Measurement, Disclosure and Presentation:

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets including assets designated at fair value through profit or loss (“FVTPL”) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position only when the Company has the legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company’s financial assets consist of cash and deposits and other receivables and the Company’s financial liabilities consist of accounts payable and accrued liabilities, bridge loans and derivative liability.

The Company classifies cash as FVTPL. Deposits and other receivables are classified as loans and receivables, and are initially measured at fair value and subsequently at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities and the liability portion of bridge loans are classified as other financial liabilities, and initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. The derivative liability is classified at FVTPL and is measured at fair value with unrealized gains or losses reported in the consolidated statement of loss and comprehensive loss.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss except for borrowing costs on qualifying assets which are added to asset cost.

To the extent there are changes to the terms of outstanding financial liability these changes may be recorded as a modification or an extinguishment of financial liabilities. A substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows under the new terms is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. A modification of the original financial liability is accounted for as an adjustment to the effective interest rate.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	d)	Compound Financial Instruments:

Compound financial instruments issued by the Company comprise convertible notes (bridge loans) that can be converted to share capital at the option of the holder and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option.

The equity component, if the conversion feature of the convertible note is in US dollars, is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

	e)	Hybrid Financial Instruments:

Financial instruments with embedded derivative liabilities are accounted for as hybrid financial instruments. The Company has hybrid financial instruments when the embedded derivative conversion option of the convertible notes (bridge loans) gives the right to the holder to convert the convertible note (bridge loan) into common shares in Canadian dollars (“CDN”).

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	e)	Hybrid Financial Instruments: (Cont’d)

An embedded derivative is a feature within a contract, such that the cash flows associated with that feature behave in a similar fashion as a stand-alone derivative. An embedded derivative is separated from its host contract and accounted for as a derivative only when three criteria are satisfied:

•	When the economic risks and characteristics of the embedded derivatives are not closely related to those of the host contract;
•	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
•	The entire instrument is not measured at fair value with changes in fair value recognized in the consolidated statement of loss and comprehensive loss.

f)	Derivative Liability:

The Company’s derivative financial instruments consist of derivative liabilities in relation to its convertible bridge loans and previously issued share purchase warrants.

i)	Derivative Warrant Liability:

The Company has issued share purchase warrants in conjunction with private placements for the purchase of common shares of the Company. Share purchase warrants issued with an exercise price in CDN, rather than USD (the reporting and functional currency of the Company) are considered to be derivative instruments. The Company is required to re-measure the fair value of these at each reporting date. The fair value of these CDN share purchase warrants are re-measured at each financial position date using the Black Scholes option-pricing model using the exchange rates at the financial position date and measured over their remaining life. Adjustments to the fair value of the derivative warrant liability as at the financial position date are recorded in the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability. Share purchase warrants that have expired or have been forfeited are adjusted to the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability.

Consideration received upon the exercise of warrants is credited to share capital and the related amount is transferred from contributed surplus (USD warrants) or derivative liability (CDN warrants) to share capital.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability: (Cont’d)

	ii)	Conversion Feature of Bridge Loans:

The conversion feature on the bridge loans allows the holder of the option to convert the outstanding principal and interest from time to time to common shares at CDN conversion rates. The Company, using the Black Scholes option-pricing model, accounts for bridge loans as follows:

(ii.1)	At date of origination, the bifurcation of the total balance of the loan between the loan and the conversion feature is calculated. If the conversion feature of the bridge loan is in CDN there is no equity component, instead resulting in an embedded derivative liability. Accretion expense is recorded over the term of the loan. If the conversion feature of the loan is in USD, the instrument is accounted for as a compound financial instrument (see Note 4 (d)).

Canadian Conversion Features:

(ii.2)	The total loan proceeds are allocated between the bridge loans and the related embedded derivative liability based on the residual method (i.e. first to the embedded derivative and residual to the bridge loan). The embedded derivative liability conversion feature is shown as a derivative liability in the statement of financial position.

(ii.3)	The embedded derivative liability conversion feature is revalued at the end of the reporting period and any adjustment is reflected in the statement of loss.

g)	Joint Arrangements:

Joint arrangements are classified as either joint operations or joint ventures. The determination of whether an arrangement is a joint operation or joint venture is based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. Joint arrangements that provide a company with the rights to the individual assets and obligations arising from the arrangement are classified as joint operations and joint arrangements that provide an entity with rights to the net assets of the arrangement are classified as joint ventures. A joint arrangement that is not structured through a separate vehicle is a joint operation.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	g)	Joint Arrangements: (Cont’d)

The interests in joint arrangements that are classified as joint operations are accounted for by the Company recording its pro rata share of the assets, liabilities, revenues, costs and cash flows.

The interests in joint arrangements that are classified as joint ventures are accounted for using the equity method and presented as an investment in the consolidated statement of financial position.

	h)	Intangible Assets:

Costs for the general development of the Company’s sensor technology are expensed unless they meet the criteria for deferral. Expenditures are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Amortization is provided on a 7 year straight-line basis. Commencing in 2014, amortization expense of intangible assets is capitalized as deferred development costs as these charges are directly related to development.

	i)	Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

Computers	30% declining balance basis
Office equipment	30% declining balance basis

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	j)	Impairment of Long-lived Assets:

Long-lived assets consist of property and equipment, patents, intangible assets, and deferred development costs.

The carrying amounts of property and equipment, patents and intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. When the carrying amount exceeds the estimated recoverable amount, the assets are written down to their recoverable amount.

Internally generated intangible assets that are under development (deferred development costs) are not amortized and are reviewed for impairment annually by comparing the carrying amount with its recoverable amount. Any impairment loss is recognized in profit or loss when their recoverable amount is less than their net carrying amount.

The recoverable amount of long-lived assets is the greater of fair value less costs to sell and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statements of loss and comprehensive loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of loss and comprehensive loss. Following the recognition or reversal of an impairment loss, the amortization charge applicable to the asset is adjusted prospectively in order to systematically allocate the revised carrying amount, net of any residual value, over the estimated useful life.

Gains or losses on the disposal of property and equipment, patents and intangible assets represent the difference between the net proceeds and the carrying value at the date of sale.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	k)	Deferred Development Costs:

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for deferral. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Development costs will be amortized on an appropriate basis at the time each of the developed assets is available for use.

Payments received from development partners on projects are recorded to deferred development costs as a recovery of cost incurred.

	l)	Patents:

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years. Patents are recorded net of accumulated amortization with amortization expense capitalized as deferred development costs since the patents are directly related to development. Amortization is expensed if there are no capitalized deferred development costs on the consolidated statement of financial position.

	m)	Unit Private Placements:

The Company uses the relative fair value approach in accounting for the value assigned to the common shares and the common share purchase warrants which it had made available in the unit private placement financings that it secured, calculated in accordance with the Black Scholes option-pricing model.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	n)	Stock based Compensation and Other Stock based Payments:

The Company applies the fair value based method of accounting for all stock based payments to employees and non-employees and all direct awards of stock. Where share based payments are issued to non-employees, they are recorded at the fair value of the goods or services received in the statement of loss and comprehensive loss. If the fair value cannot be estimated reliably the amount is based on the fair value of the equity instrument granted. Stock based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related amount is transferred from contributed surplus.

The fair value of stock options and warrants is determined by the Black Scholes option- pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the option or warrant issued. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. In the event that vested stock options expire, previously recognized stock based compensation is not reversed. In the event that stock options are forfeited, previously recognized stock based compensation associated with the unvested portion of the stock options forfeited is reversed. The fair value of direct awards of stock is determined by the quoted market price of the Company’s common shares.

	o)	Income Taxes:

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	o)	Income Taxes: (Cont’d)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the rates that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

	p)	Earnings or Loss Per Share:

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by adjusting the weighted average number of number of common shares outstanding for the effects of all dilutive potential common shares, which are comprised of outstanding warrants, conversion options and vested stock options. Diluted earnings (loss) per common share assume that any proceeds received for in-the-money warrants and options would be used to buy common shares at the average market price for the period.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or the IFRS Interpretations Committee that are mandatory for future accounting periods. The standards impacted that are applicable to the Company are as follows:

a)

IFRS 15 – Revenue from Contracts with Customers, which will replace IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. The new standard will be mandatorily effective for fiscal years beginning on or after January 1, 2018, and interim periods within that year. Earlier application is permitted.

The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple deliverable arrangements.

b)

IFRS 9 – Financial Instruments, was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: recognition and measurement (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED (Cont’d)

c)

IAS 7 – Disclosure Initiative (Amendments to IAS 7 Statement of Cash Flows) – these amendments require that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows;

	(ii)	changes arising from obtaining or losing control of subsidiaries or other businesses;

(iii)

the effect of changes in foreign exchanges rates; (iv) changes in fair values; and (v) other changes. One way to fulfil the new disclosure requirement is to provide a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities. Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities. These amendments are effective for reporting periods beginning on or after January 1, 2017.

d)

IFRS 16 – Leases – This standard was issued in January 2016 and specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. This standard is effective for reporting periods beginning on or after January 1, 2019.

The Company is currently assessing the impact of the above standards.

6.	FAIR VALUE DISCLOSURES

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of financial instruments consisting of cash, deposits and other receivables, accounts payable and accrued liabilities and bridge loans approximate their carrying amounts due to the relatively short period to maturity. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. For derivative liabilities fair value is determined using intrinsic value and/or the Black-Scholes option pricing model. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the statement of financial position, have been prioritized into three levels of the fair value hierarchy as follows:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

6.	FAIR VALUE DISCLOSURES (Cont’d)

Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Cash is measured at Level 1 of the fair value hierarchy. The derivative liability is measured at Level 2 of the fair value hierarchy.

7.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued share capital, equity component of bridge loans, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2016.

8.	DEPOSITS AND OTHER RECEIVABLES

The balance reported as Deposits and Other Receivables consists of:

	2016	2015

Advances to employees	7,586	26,060
Prepaid insurance and other	25,741	30,048
	$33,327	$56,108

As at October 31, 2016, advances to employees consisted of an advance to an employee of $7,586 (2015: two employees, $26,060). These advances are non-interest-bearing, unsecured and due on demand.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

9.	PROPERTY AND EQUIPMENT

	Computers	Furniture and	Total
		Equipment
Cost

At November 1, 2013	$49,213	$25,989	$75,202
Additions	16,508	-	16,508
Disposals	(13,436)	-	(13,436)
Year ended October 31, 2014	$52,285	$25,989	$78,274

At November 1, 2014	$52,285	25,989	$78,274
Additions	1,286	-	$1,286
Year ended October 31, 2015	$53,571	$25,989	$79,560

At November 1, 2015	$53,571	25,989	$79,560
Additions	1,274	-	$1,274
Disposals	(1,582)	-	$(1,582)
Year ended October 31, 2016	$53,263	$25,989	$79,252

Accumulated amortization	Computers	Furniture and	Total
		Equipment
At November 1, 2013	$35,215	$25,989	$61,204
Amortization for the year	7,357	-	$7,357
Adjustment for disposals	(11,770)	-	(11,770)
Year ended October 31, 2014	$30,802	$25,989	$56,791

At November 1, 2014	$30,802	25,989	$56,791
Amortization for the year	7,177	-	7,177
Year ended October 31, 2015	$37,979	$25,989	$63,968

At November 1, 2015	$37,979	25,989	$63,968
Amortization for the year	5,270	-	5,270
Adjustment for disposals	(974)	-	(974)
Year ended October 31, 2016	$42,275	$25,989	$68,264

Net book value at October 31, 2014	$21,483	-	$21,483
Net book value at October 31, 2015	$15,592	-	$15,592
Net book value at October 31, 2016	$10,988	-	$10,988

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

10.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

	2016	2015

Opening balance	$3,070,299	$3,525,456
Additional project costs incurred	1,211,720	3,723,900
Recovery of development costs	(643,901)	(1,783,632)
Write-off of project costs	(3,638,118)	(2,395,425)
Closing balance	-	$3,070,299

Additions to deferred development costs include patent amortization of $71,989 (2015 - $58,105; 2014 - $44,472), and also includes intangible asset amortization of $14,514 (2015 -$19,352; 2014 - $19,352).

To date, the Company has recovered from its development partners a portion of the costs it has incurred as development costs coincident with meeting milestones as stipulated in development contracts.

The Company wrote-off the capitalized cost of $2,395,425 in the fourth quarter of the year ended October 31, 2015 against cumulative development costs incurred on development projects to reduce the carrying value of those projects to nominal value. The reserves were recorded as there were no formal commitments as of October 31, 2015 from development partners to move forward with these projects.

The Company wrote-off the capitalized cost of $3,638,118 in the third quarter of the year ended October 31, 2016 to reduce the carrying value of those projects to a value of nil. The Company anticipates that it may realize commercial economic benefits from the exploitation of these development projects in the future. However, given the uncertainty of realization of these costs, the Company wrote-off the capitalized costs.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

11.	INTANGIBLE ASSETS AND PATENTS

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and know-how that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2011, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications.

Intangible Assets

Cost

At November 01, 2013	$135,465
Additions	-
Year ended October 31, 2014	$135,465

At November 1, 2014	$135,465
Additions	-
Year ended October 31, 2015	$135,465

At November 1, 2015	$135,465
Additions	-
Year ended October 31, 2016	$135,465

Accumulated amortization

At November 01, 2013	$38,704
Amortization for the year	19,352
Year ended October 31, 2014	$58,056

At November 1, 2014	$58,056
Amortization for the year	19,352
Year ended October 31, 2015	$77,408

At November 1, 2015	$77,408
Amortization for the year	19,352
Write-off	38,705
Year ended October 31, 2016	$135,465

Net book value at October 31, 2014	$77,409
Net book value at October 31, 2015	$58,057
Net book value at October 31, 2016	$-

Amortization of intangible assets for the year ended October 31, 2015 and up to the third quarter of the year ended October 31, 2016 was capitalized to deferred development costs.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

11.	INTANGIBLE ASSETS AND PATENTS (Cont’d)

The Company wrote-off the capitalized cost carrying value of $38,705 in the fourth quarter of the year ended October 31, 2016 to reduce the carrying value of intangible assets to a value of nil. The Company anticipates that it may realize commercial economic benefits from the exploitation of these intangible assets in the future. However, given the uncertainty of realization of these costs, the Company wrote-off the capitalized costs.

Patents

Cost

At November 1, 2013	$134,172
Additions	176,381
Year ended October 31, 2014	$310,553

At November 1, 2014	$310,553
Additions	213,820
Writedown of costs incurred	(77,925)
Recovered from development partner	(18,140)
Year ended October 31, 2015	$428,308

At November 1, 2015	$428,308
Additions	192,873
Year ended October 31, 2016	$621,181

Amortization

At November 1, 2013	$62,577
Amortization for the year	44,472
Year ended October 31, 2014	$107,049

At November 1, 2014	$107,049
Adjust for writedown	(46,088)
Amortization for the year	58,105
Year ended October 31, 2015	$119,066

At November 1, 2015	$119,066
Amortization for the year	98,515
Year ended October 31, 2016	$217,581

Net book value at October 31, 2014	$203,504
Net book value at October 31, 2015	$309,242
Net book value at October 31, 2016	$403,600

Amortization of patents for the year ended October 31, 2015 and up to the third quarter of the year ended October 31, 2016 was capitalized to deferred development costs.

In 2015, the Company wrote down $67,262 of its original memory related patents to a nominal value. The Company also recovered $18,140 of patent expenditures from a development partner.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE

	a)	Share Capital

Authorized and outstanding:

The Company has two classes of shares as follows:

		i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

		ii)	Common shares without par value – an unlimited number authorized.

Share Capital

	Number of	Amount
	Shares	$

Balance at November 1, 2014	188,436,724	$70,802,776

Private placement of shares for cash (Note 13)	422,768	175,000
Warrants exercised (Note 13)	2,988,876	565,777
Fair value of warrants exercised	-	271,553
Options exercised	4,428,000	1,153,007
Fair value of options exercised	-	728,862
Share compensation(i)	900,000	387,000
Balance at October 31, 2015	197,176,368	$74,083,975

Private placement of shares for cash (Note 13)	366,668	110,000
Options exercised	3,756,366	751,273
Fair value of options exercised		443,252
Shares issued on settlement of accounts payable (ii)	1,517,143	295,312
Shares issued on settlement of legal claim (iii)	312,500	62,500
Shares issued on settlement of bridge loan (iv)	509,524	107,000
Equity component of bridge loan (iv)	-	1,827
Treasury shares to be cancelled (v)	750,000	-

Balance at October 31, 2016	204,388,569	$75,855,139

2015 Activity:

i)

450,000 common shares were issued to three directors as compensation for services provided, these common shares were valued at $220,500. In addition, 450,000 common shares were issued to a consultant as compensation for services provided, these common shares were valued at $166,500. In the absence of a reliable measurement of the services received from the consultant, the services have been measured at the fair value of the shares granted.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

a)	Share Capital (Cont’d)

2016 Activity:

ii)

A total of 1,517,143 common shares were issued to three arms’ length service providers as settlement of trade accounts payable totaling $295,312. The common shares issued were valued based on the trade accounts payable owing to these three arms’ length service providers.

iii)

312,500 common shares were issued as part of the settlement of the legal claim as described in Note 20(a). The common shares were valued based on the common shares price of $0.20 on the date of the settlement agreement.

iv)

509,524 common shares were issued to an arm’s length investor who had provided bridge loan financing to the Company in 2016 and who elected to convert the bridge loan into common shares at the maturity date of the loan (Note 14). The value of the bridge loan at the time of conversion was $107,000. The equity component of the bridge loan on the date of conversion in the amount of $1,827 was reclassified from equity component of bridge loans to share capital.

v)

In July 2016, the Company negotiated the settlement of a trade payable with an arm’s length service provider as settlement of trade account payable in the amount of $170,300 (included in (ii) above) through the issuance of 1,000,000 common shares. The Company also issued an additional 1,000,000 common shares to settle up to an additional $200,000 of services to be rendered by the arm’s length service provider between July and December 2016. These 1,000,000 shares were held in trust by the Company to be released in tranches of 250,000 common shares as services were rendered.

Between July and September 2016, $56,861 of services were provided under this arrangement and the Company released 250,000 common shares as settlement of the services rendered (included in (ii) above).

In October 2016, this settlement arrangement was cancelled by mutual consent. Accordingly, the Company is proceeding to return the remaining 750,000 common shares to treasury for cancellation. The 750,000 common shares remained outstanding as issued but not released as at October 31, 2016.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

	b)	Stock Options

Stock option plan:

The Company has a fixed stock option plan. Under the Company’s stock option plan (the “Plan”), the Company may grant options for up to 18,840,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

In April 2015 the Company filed an S-8 Registration Statement with the U.S. Securities and Exchange Commission with respect to its outstanding stock options, which registered up to 18,840,000 common shares issuable upon the exercise of options granted under the Company’s 2014 Directors, Officers and Employees Stock Option Plan, and the resale of up to 10,340,000 of such shares under the U.S. Securities Act of 1933. This filing permits the holders of the securities registered for resale under the S-8 to resell such securities without any required U.S. Federal holding period.

A summary of the status of the Company’s fixed stock option plan through October 31, 2016 and changes during the periods is as follows:

		Weighted
		average
		exercise	Proceeds
	Options	price	realized
	(000)	$	$
Outstanding, November 01, 2014	12,105	0.27
Granted	2,165	0.47
Exercised	(4,428)	(0.27)	1,153,007
Expired	(25)	(0.64)
Outstanding, October 31, 2015	9,817	0.31
Granted	-	-
Exercised	(3,756)	(0.20)	$751,273
Expired	(1,666)	(0.21)
Outstanding, October 31, 2016	4,395	0.45

The weighted average share price on the dates of exercise was $0.27 (2015 - $0.48) .

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

	b)	Stock Options (Cont’d)

During the year ended October 31, 2016 the Company issued a total of nil stock options.

During the year ended October 31, 2015 the Company issued a total of 2,165,000 stock options. All options vest immediately upon issuance. This total consisted of 1,185,000 stock options issued to directors and officers, 730,000 stock options issued to employees and 250,000 stock options to a third party advisor.

The Company has the following stock options outstanding at October 31, 2016:

			Weighted
			average
			remaining life
Date of issue	# Issued	Strike Price	(in years)	Expiry Date

April 10, 2012	690,000	0.35	0.4	April 10, 2017
January 22, 2013	440,000	0.30 CDN	1.2	January 22, 2018
September 16, 2013	520,000	0.27 CDN	1.9	September 16, 2018
February 10, 2014	350,000	0.85	2.3	February 10, 2019
April 25, 2014	230,000	0.64	2.5	April 25, 2019
June 4, 2015	975,000	0.49	3.6	June 4, 2020
August 20, 2015	940,000	0.46	3.8	August 20, 2020
September 30, 2015	250,000	0.40	3.9	September 30, 2020
	4,395,000

All outstanding options at October 31, 2016 are exercisable. In 2016, the Company recorded a total expense of $nil (2015 - $776,941; 2014 - $379,253) with respect to the issuance of options issued during the year, calculated in accordance with the Black Scholes option-pricing model.

The underlying assumptions in the Black Scholes option-pricing model were as follows:

	2015	2014
Share price	$ 0.37 - 0.49	$ 0.63 - 0.85
Volatility factor (based on historical volatility)	109% - 114%	112% - 113%
Risk free interest rate	0.73% - 0.90%	1.60%
Expected life	5 years	5 years
Dividend yield	0%	0%
Forfeiture rate	0%	0%

Subsequent to October 31, 2016 the Company issued additional stock options to certain directors, officers and employees (Note 23).

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

	c)	Loss Per Share

The calculation of basic and diluted loss per share for the year ended October 31, 2016 was based on the loss attributable to common shareholders of $6,805,535 (2015 - $6,516,610; 2014 - $4,164,871) divided by the weighted average number of common shares outstanding of 199,572,966 (2015 – 192,629,666; 2014 - 171,534,969).

Diluted loss per share does not include the effect of 4,395,000 stock options outstanding as they are anti-dilutive.

13.	PRIVATE PLACEMENTS AND COMMON SHARE PURCHASE WARRANTS

	a)	Private Placements

		i)	The Company did not complete any private placements in 2014.

ii)

In 2014 the Company extended the expiry date on a total of 1,405,026 common share purchase warrants which would have otherwise expired in the period. These warrants were extended for a period of three to six months in each case. The strike price of 1,105,026 of these warrants was changed from $0.41 and $0.45 per warrant to $0.50 per warrant. The strike price remained unchanged for the balance of the warrants at $0.55 per warrant.

The Company calculated the charge associated with the extension of warrants in accordance with the Black Scholes option-pricing model. The Company reported a total charge to deficit of $168,632 and an offsetting charge to contributed surplus of $168,632 for warrants extended.

The incremental fair value of these warrants extended was estimated using the Black Scholes option-pricing model with the following assumptions:

2014
Share price	$0.50
Volatility factor (based on historical volality)	124 - 157%
Risk free interest rate	1.01 - 1.02%
Dividend yield	0%
Expected life	0.25-0.53 year

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

13.	PRIVATE PLACEMENTS AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

	a)	Private Placements (Cont’d)

iii)

In 2015, the Company completed two private placements with investors consisting of common shares, with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $175,000 and issued a total of 422,768 common shares.

iv)

In 2016, the Company completed two private placements with an investor consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $ 110,000 and issued a total of 366,668 common shares.

Subsequent to October 31, 2016 the Company completed additional private placement financings (Note 23).

b)	Share Purchase Warrants

		Weighted
		average exercise	Proceeds Realized
	Warrants	price

Balance outstanding at October 31, 2014	4,485,463	$0.37
Exercised	(2,988,876)	($0.19)	$565,777
Expired	(1,496,587)	($0.73)
Granted	-	-
Balance at October 31, 2015 and 2016	-	-	-

The weighted average share price on the date of exercise of the warrants was $0.60.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

14.	BRIDGE LOANS

2015 Bridge Loans:

(1)

Between August - October 2015, the Company secured a series of bridge loans from investors totaling $1,287,500 CDN ($976,673 USD). The loans are secured by a floating charge on the assets of the Company. The maturity dates of the bridge loans were originally set as 30 days in each case and have been renewed by the investors through November 2015. The interest rate on the bridge loans ranges from 2% to 3% per month. These bridge loans were not convertible into common shares as at October 31, 2015. One of the bridge loans obtained in the amount of $300,000 CDN ($229,446 USD), plus accrued interest of $6,000 CDN ($4,588USD), was repaid on September 4, 2015. The maturity dates on this series of bridge loans has since been extended.

(2)

In August 2015, the Company secured a bridge loan of $200,000 from an investor. The loan is secured by a floating charge on the assets of the Company with a maturity date of November 1, 2015. The interest rate on the loan is calculated at 3% per month, payable monthly in arrears. This bridge loan was not convertible into common shares as at October 31, 2015. The maturity date of the bridge loan has since been extended.

A breakdown of the outstanding bridge loans as at October 31, 2015 is summarized as follows:

Principal	$1,176,673
Interest Accrued	36,715
Interest Paid	(17,354)
Repayments	(229,446)
Carrying value at October 31, 2015	$966,588

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

14.	BRIDGE LOANS (Cont’d)

2016 Bridge Loans:

(1) The bridge loans outstanding at October 31, 2016 and for the year then ended are summarized as below.

	October 31,2016
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Debt obligations	824,670	2,660,932	3,485,602
Equity portion of bridge loans	23,075	-	23,075
Derivative Liability	-	83,998	83,998
Interest payable at October 31, 2016	29,804	121,602	151,406

	Year ended October 31, 2016
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Accretion expense	87,184	427,377	514,561
Interest expense	193,254	368,354	561,608
(Gain)/loss on foreign exchange	-	8,323	8,323
Gain/(loss) on revaluation of derivatives	-	(295,616)	(295,616)

(2)	The Company completed the following bridge loan transactions in the 2016 fiscal year:

	(a)	The 2015 bridge loans were extended on several occasions during 2016, ultimately through October 31, 2017.

(b)

It secured an additional 7 bridge loans denominated in $USD. These loans were of a short term nature and were extended on several occasions during 2016; these loans have now been extended to June-November 2017.

(c)

It secured an additional 6 bridge loans denominated in $CDN. These loans were of a short term nature and were extended on several occasions during 2016; these loans have now been extended to June-November 2017.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

14.	BRIDGE LOANS (Cont’d)

2016 Bridge Loans: (Cont’d)

(3) At October 31, 2016 and for the year ended, the Company reports the following with respect to the outstanding $USD convertible bridge loans:

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

14.	BRIDGE LOANS (Cont’d) 2016 Bridge Loans: (Cont’d)

(3) (Cont’d)

A) Consolidated Statement of Loss, year ending October 31,2016

	2015 Loan	2016 Loans
		#1	#2	#3	# 4	#5	#6	#7	#8	Total

Accretion expense	$ 3,625	$ 37,346	$ 10,495	$ 12,268	$ 13,839	$ -	$ 3,676	$ 3,802	$ 2,133	$ 87,184

Interest
Paid	66,000	35,000	50,000	-	-	7,040	2,100	-	1,210	161,350
Accrued	5,803	5,027	4,904	-	14,000	-	-	2,170		31,904
	$ 71,803	$ 40,027	$ 54,904	$ -		$ 7,040	$ 2,100	$ 2,170	$ 1,210	$193,254

B) Consolidated Statement of Financial Position at October 31,2016

	2015 Loan	2016 Loans
		#1	#2	#3	#4	#5	#6	#7	#8	Total

Debt obligation	$200,025	$245,389	$245,389	$ -	$106,000	$ -	$ -	$ 27,867	$ -	$ 824,670
Equity portion of bridge loan	3,600	8,671	8,671	-	-	-	-	2,133	-	23,075
Interest payable	5,803	5,027	4,904	-	14,000	-	-	70	-	29,804

14.	BRIDGE LOANS (Cont’d)

2016 Bridge Loans: (Cont’d)

(4) At October 31, 2016 and for the year then ended, the Company reports the following with respect to the outstanding $CDN convertible bridge loans.

$ CDN Bridge Loans.

	2015 Loan	2016 Loans
		#1	#2	#3	#4	#5	#6	#7
Date of Origination	Aug 15 to Oct 15	2/12/16	5/2/16	9/2/16	7/15/16	9/26/26	10/24/24	June-Oct 16
Principal amount at origination	$ 973,673	$ 361,400	$ 239,082	$ 76,929	$ 1,077,862	$ 37,885	$ 560,175	$ 243,026
Monthly interest rate	2-3%	2.00%	3.00%	2.00%	2.00%	1.00%	1.00%	2.00%
Effective annual Interest rate	N/A	522.82%	98.13%	71.74%	38.30%	38.30%	15.08%	-
Conversion price to common shares	none	0.21	0.30	0.21	.25CDN	0.30CDN	0.30CDN	(2)
Current maturity date	(1)	10/31/17	11/2/17	6/2/17	10/31/17	9/26/17	10/24/17	11/1/17
Outstanding at October 31/2016:
Principal	-	427,444	228,164	70,776	1,118,248	41,317	544,948	230,035
Interest	-	20,587	6,605	2,894	78,390	429	1,288	11,409
Total	$ -	$ 448,031	$ 234,769	$ 73,670	$ 1,196,638	$ 41,746	$ 546,236	$ 241,444

(1)	This loan was converted to $USD on March 15, 2016. It is presented as USD loan # 5 in 2016 through July 15 , 2016.
(2)	This loan was not convertible at October 31,2016.

A) Consolidated Statement of Loss, year ending October 31, 2016.

	2016 Loans
	#1	#2	#3	#4	#5	#6	#7	Total

Accretion Expense	$ 181,963	$ 62,666	$ 3,327	$ 178,705	$ 534	$ 182	$ -	$ 427,377

(Gain) Loss on revaluation of derivative liability	(180,503)	(69,845)	6,885	(100,000)	(2,753)	50,600	-	(295,616)

(Gain) loss on foreign exchange	10,626	(4,421)	(2,203)	5,391	(483)	(587)	-	8,323

Interest expense
Paid	11,307	33,921	-	-	-	-	-	45,228
Accrued	55,639	6,854	2,943	244,331	435	1,290	11,634	323,126
Total	$ 66,946	$ 40,775	$ 2,943	$ 244,331	$ 435	$ 1,290	$ 11,634	$ 368,354

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

14.	BRIDGE LOANS (Cont’d) 2016 Bridge Loans: (Cont’d)

B) Consolidated Statement of Financial Position at October, 31 2016

	2016 Loans
	#1	#2	#3	#4	#5	#6	#7	Total

Derivative liability	$ -	$ -	$ 14,211	$ -	$ 4,362	$ 65,425	$ -	$ 83,998
Debt obligation	427,444	228,164	70,776	1,117,295	41,317	544,948	230,035	2,659,979
Total obligation	427,444	228,164	84,987	1,117,295	45,679	610,373	230,035	2,743,977
Interest payable	$ 20,587	$ 6,605	$ 2,894	$ 78,390	$ 429	$ 1,288	$ 11,409	$ 121,602

15.	CONTRIBUTED SURPLUS

Balance outstanding at November 01, 2014	$27,436,678

Stock based compensation expense relating to stock options issued (Note 12(b))	776,941
Fair value of options exercised	(728,862)
Fair value of warrants exercised	(271,553)
Balance at October 31, 2015	$27,213,204
Fair value of options exercised	(443,252)
Expiry of bridge loan conversion option (Note 14)	148,518
Balance at October 31, 2016	$26,918,470

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

16.	INCOME TAXES

(a)

The Company has non-capital losses of approximately $23.9 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2016 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	1,791,571	5,254	1,796,825
2027	1,506,571	3,459	1,510,030
2028	7,812	55,519	63,331
2029	1,544,035	463,610	2,007,645
2030	2,083,306	1,886,778	3,970,084
2031	1,255,127	48,808	1,303,935
2032	1,391,007	333,962	1,724,969
2033	1,686,037	160,550	1,846,587
2034	2,439,124	682,878	3,122,002
2035	2,827,284	573,235	3,400,519
2036	2,574,031	580,898	3,154,929
	$19,105,905	$4,826,390	$23,932,295

(b)

In addition the Company has available capital loss carry forwards of approximately $1.2 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

16.	INCOME TAXES (Cont’d)

(c)

Deferred income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	October 31,	October 31,	October 31
	2016	2015	2014
Non-capital losses and other	$7,139,329	$7,963,343	$7,792,685
Capital losses	165,164	169,395	196,505
Property ,equipment ,intangibles, patents and deferred costs	1,769,064	602,246	661,960
Share issue costs	1,881	4,633	9,095
	$9,075,438	8,739,617	8,660,245
Deferred tax assets not recognized	(9,075,438)	(8,739,617)	(8,660,245)
	$-	$-	$-

(d)	The reconciliation of income tax attributed to continuing operation computed at the statutory tax rates to income tax expense is as follows:

	October 31,	October 31,	October 31
	2016	2015	2014

Loss before income taxes	$6,805,535	$(6,516,610)	$(4,164,871)
Statutory rate	26.50%	26.50%	26.50%

Expected income tax recovery	(1,803,467)	(1,726,902)	(1,103,691)
Non-deductible expenses and other items	130,211	270,214	112,727
Effect of exchange rate on future tax assets carried forward
from previous years	142,518	978,598	572,542
Expiry of non-capital losses	-	755,041	259,122
Effect of higher tax rates in foreign jurisdiction	(446,821)	(356,323)	(11,247)
Adjustment to non-capital losses	1,641,738	-	-
Change in deferred tax assets not recognized	335,821	79,371	170,547
	-	$-	$-

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

17.	EXPENSES Administration

The components of general and administration expenses are as follows:

	2016	2015	2014

General and administrative	$177,725	$141,721	$69,122
Rent and occupancy cost	72,317	74,524	84,816
Office insurance	60,195	58,835	61,578
Telephone	12,187	17,740	22,537
Investor relations, listing and filling fees	72,916	96,826	64,880
	$395,340	$389,646	$302,933

Professional, Other Fees and Salaries

The components of professional, other fees and salaries expenses are as follows:

	2016	2015	2014

Professional fees	$328,850	$466,411	$420,902
Consulting fees	1,028,600	1,039,316	1,535,520
Salaries and benefits	381,951	446,575	404,445
	$1,739,401	$1,952,302	$2,360,867

Development Costs

The components of development expenses reported are as follows:

	2016	2015	2014

Expenses incurred, net	(2,505)	250,594	26,882
Write-off of deferred development (Note 10)	3,638,118	2,395,425	676,789
	3,635,613	2,646,019	703,671

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

	(a)	Chairman:

The Chairman’s term expired on April 26, 2016; his compensation for services rendered was extended until October 31, 2016 and was then terminated. He received cash compensation on a month to month basis totaling $113,266 ($CDN 150,000) in 2016.

In 2016 the Chairman was not awarded any stock options (2015 the Chairman was awarded a total of 187,500 stock options an average price of $0.46 per share; 2014: the Chairman was not granted any stock options).

The total compensation paid to the Chairman during the year ended October 31, 2016 was $113,266 of cash compensation (2015 - $119,707 of cash compensation and $64,271 of stock based compensation; 2014 - $137,172 of cash compensation).

The Company provided short term non-interest bearing advances of $198,673 to the Chairman during 2015 and the Chairman made repayments totaling $236,757 to leave no outstanding advances receivable as at October 31, 2015.

In 2016 the Chairman exercised 700,000 stock options and the Company realized proceeds of $140,000.

	(b)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as:

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(b)	Management and consulting fees (Cont’d):

	2016	2015	2014
Cash compensation	$845,510	$936,199	$1,482,153
Less portion capitalized
to deferred development costs	(4,869)	(122,804)	(169,664)
	840,641	813,395	1,312,489

Share compensation	-	220,500	-
Stock based compensation	-	524,583	325,074

	$840,641	$1,558,478	$1,637,563

In 2016, these parties were awarded a total of nil options (2015: 975,000 options at an exercise price of $0.49 per share and 412,500 options at an exercise price of $0.46; 2014: 540,000 options at an average exercise price of $0.76CDN per share).

In 2016, officers, directors and a senior employee exercised 3,056,366 options resulting in proceeds to the Company of $611,273.

In 2015, officers, directors and a senior employee exercised 4,088,000 options resulting in proceeds to the Company of $1,055,491.

In 2015, 450,000 common shares were issued to three directors as compensation for services provided, these common shares were valued at $220,500.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

	(c)	Related party deferred development cost:

In 2015, the Company was invoiced $1,049,524 (2014: $1,843,643) by a company whose major shareholder is a director of the Company and who also serves as its Chief Technology Officer. This individual was elected as a director on February 19, 2014 and these related party transactions disclosed are transactions incurred from that date forward. These charges had been capitalized as deferred development costs.

In 2016, no invoices were submitted to the Company by this party.

As at October 31, 2016 the Company includes $167,000 in accounts payable and accrued liabilities owing to this company (2015: $227,215).

	(d)	Advances:

In 2015 the following advances were provided to officers, directors and employees of the Company:

(1)

The CEO was provided short term non-interest bearing advances of $550,972 during the year and made repayments totaling $542,615 and the remaining $8,357 was settled through the allocation of compensation due to the CEO. There are no advances receivable from the CEO as at October 31, 2015.

(2)

The President of MAST met performance targets in February 2015 settling his advances receivable from 2014 of $244,074, the advance receivable was converted to salaries at that time. There were no advances to the President of MAST during 2015.

(3)

A senior employee was provided short term non-interest bearing advances of $166,366 during the year and made repayments totaling $247,252 resulting in no outstanding advances receivable as at October 31, 2015.

In 2016, the CEO was provided short term non-interest bearing advances of $42,144 between November 1, 2015 and January 31, 2016. These advances were settled at January 31, 2016 through the allocation of compensation due to the CEO.

In all cases the advances were provided as advances against expenses incurred or compensation due to these individuals.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(d)	Accounts payable:

At October 31, 2016 the Company reports in accounts payable and accrued liabilities a balance owing to the President of MAST of $120,332 which amount represents outstanding expense reports and a short term non-interest bearing advance provided to the Company.

(e)	Bridge loan:

The CEO of the Company provided a bridge loan of $100,000 CDN on September 2, 2016; this bridge loan is included in Note 14 as 2016 Bridge loan CDN, Loan No. 3.

(f)	Subsequent event:

In December 2016 the Company issued stock options to certain officers, directors and employees (note 23).

19.	COMMITMENTS

The Company has extended its lease for premises through July 2022. The lease term is for 5 years and stipulates base monthly rental expenses of $4,005 CDN. Lease commitments are as follows – commitments less than one year of $34,202 CDN, years 2-5: $206,136 CDN, thereafter $36,051.

The Company has certain outstanding commitments to 3rd party subcontractors with respect to deferred development costs. These commitments are as follows – commitments less than one year of $2,899,593; commitments between years 2-5 total of $1,124,183.

20.	CONTINGENCIES

(a)	Legal matters:

On June 29, 2016 the lawsuit that was initiated in 2014 between the Company and Dreifus Associates Limited and Henry Dreifus (“Defendants”) was settled through arbitration. Under the terms of settlement:

i)	The Company made a series of payments between July 29, 2016 and October 31 (Note 12(a)), 2016 totaling $50,000 and issued 312,500 common shares with a value of $62,500 to the Defendants.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

20.	CONTINGENCIES (Cont’d)

	(a)	Legal matters: (Cont’d)

ii)

The Defendants dropped their counterclaims of approximately $270,000 of disputed charges for services allegedly rendered. The Defendants also dropped all previously alleged claims of inventorship status on one of the Company’s patents and assigned to the Company any and all of their future entitlements to the Company’s patents.

(b)

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(c)

In addition to the above, the Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business. In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

21.	FINANCIAL RISK MANAGEMENT

	(a)	Financial Risk Management:

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including foreign exchange risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

	(b)	Market Risk:

i.	Foreign Exchange Risk:

The Company currently incurs expenses in Canadian dollars. Management monitors the Canadian position of these monetary financial instruments on a periodic basis throughout the course of the year.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

(b)	Market Risk: (Cont’d)

i.	Foreign Exchange Risk: (Cont’d)

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	$CDN	$CDN
	2016	2015

Cash	$377,534	$148,767
Deposits and other receivables	44,695	73,361
Accounts payable and accrued liabilities	289,099	335,813
Bridge loans	3,405,824	1,002,313

A 10% strengthening of the US dollar against the Canadian dollar would serve to decrease the loss by $438,726 at October 31, 2016 (2015 – decrease the loss by $132,625). A 10% weakening of the US dollar against the Canadian dollar at October 31, 2016 would have had the equal but opposite effect.

ii.	Interest Rate Risk:

Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company’s results of operations.

The Company is exposed to interest price risk on its interest bearing bridge loans and related party advances. This exposure is limited due to the short-term nature of the bridge loans and related party advances.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

	(c)	Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet at October 31, 2016.

As at October 31, 2016, the Company reports a working capital deficiency of $4,316,730 and has certain financial commitments (Note 19), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations (Note 23).

	(d)	Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and deposits and other receivables. The carrying amount of financial assets represents maximum credit exposure. The Company reduces its credit risk by maintaining its primary bank accounts at large financial institutions and assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

22.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary sensor applications. Currently, the predominant market segment that the Company is pursuing is the North American market for such technology.

Geographic information – Non-current assets

	October 31,	October 31,
	2016	2015

Canada	$408,985	$784,713
United States	5,603	2,668,477
	$414,588	$3,453,190

23.	SUBSEQUENT EVENTS

(1)

On December 30, 2016, the Company issued 2,890,000 common stock options to certain officers, directors and employees. The options vest upon issuance and have a five year term. The exercise price was set at a strike price of $0.25 USD ($0.34 CDN).

	(2)	The Company secured 11 additional $CDN bridge loans between November 1, 2016 and March 2, 2017. The total additional financing raise was $1,048,000 CDN ($788,660 USD).

A summary of the terms of these bridge loans is provided as below:

2017 $ CDN Bridge Loans.

	Loan	Loan	Loan	Loan	Loan	Loan	Loan	Loan	Loan	Loan	Loan	Total
	1	2	3	4	5	6	7	8	9	10	11	Loans 1-11
Date of Origination	11/02/16	12/02/16	12/21/16	01/13/17	01/13/17	01/20/17	01/20/17	01/20/17	01/26/17	01/26/17	02/09/17
Principal amount at origination
($CDN)	$ 200,000	$ 30,000	$160,000	$ 60,000	$ 50,000	$150,000	$ 30,000	$133,000	$ 30,000	$ 25,000	$180,000	$ 1,048,000
($US)	$ 149,365	$ 22,560	$119,394	$ 45,679	$ 38,066	$112,452	$ 22,490	$ 99,708	$ 22,893	$ 19,078	$136,975	$ 788,660
Monthly interest rate	1.00%	1.00%	1.00%	1.00%	2.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Conversion price to common shares	0.30 CDN	0.30 CDN	0.30 CDN	0.30 CDN	N/A	0.30 CDN	0.30 CDN	0.30 CDN	0.30CDN	0.30 CDN	0.30 CDN	0.30 CDN
Current maturity date	11/02/17	12/02/17	12/21/17	01/31/18	01/13/18	01/20/18	01/20/18	01/20/18	01/26/18	01/26/18	02/09/18

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

23.	SUBSEQUENT EVENTS (Cont’d)

(3)

On November 1, 2016, the 2016 $CDN bridge loan #7 (Note 14(4)), which was a non- convertible loan at October 31, 2016, was amended to include a conversion feature at a price of $0.30 CDN. Additionally, the interest rate was reduced from 2% to 1% per month and the loan was extended to November 1, 2017.

(4)

The Company completed six private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $143,365 ($CDN 191,150) and issued a total of 651,666 common shares.

	(5)	On November 7, 2016, the Company issued 26,667 common shares to settle accounts payable of $5,983 ($CDN 8,000).

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